UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Tilray, Inc.

(Name of Issuer)

Class 2 Common Stock

(Title of Class of Securities)

88688T 100

(CUSIP Number)

Brendan Kennedy

2701 Eastlake Ave. E., 3rd Floor

Seattle, WA 98102

Telephone: (206) 395-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88688T 100

1.	Name of Reporting Persons. Brendan Kennedy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 14,917,512 shares(1)
		8.	Shared Voting Power 0 shares
		9.	Sole Dispositive Power 14,917,512 shares (1)
		10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,917,512 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (2)
14.	Type of Reporting Person (See Instructions)
IN

(1)

Consists of (1) 8,252,161 shares of Class 1 Common Stock held directly by Mr. Kennedy, (2) 3,577,466 shares of Class 2 Common Stock held directly by Mr. Kennedy, (3) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of September 22, 2020, (4) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by Mr. Kennedy that will vest within 60 days of September 22, 2020, (5) 158,746 shares of Class 1 Common Stock held directly by a limited liability company, of which Mr. Kennedy is the sole member and (6) 76,414 shares of Class 2 Common Stock held directly by a limited liability company, of which Mr. Kennedy is the sole member. Mr. Kennedy has sole voting and investment power decisions as it relates to the limited liability companies. In addition, each share of Class 1 Common Stock will convert automatically into one share of Class 2 Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Issuer’s Amended and Restated Certificate of Incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

(2)

Based on (1) 111,425,828 shares of Class 2 Common Stock that were outstanding as of August 10, 2020, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2020, (2) 8,252,161 shares of Class 1 Common Stock held directly by Mr. Kennedy, (3) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member, (4) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of September 22, 2020 and (5) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of September 22, 2020.

CUSIP No. 88688T 100

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on December 23, 2019 (the “Original Schedule 13D”), as amended on June 16, 2020 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Class 2 Common Stock of Tilray, Inc. (the “Issuer”), having its principal executive office at 1100 Maughan Road, Nanaimo, BC, Canada. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

The Reporting Person is the beneficial owner of 14,917,512 shares of Class 2 Common Stock, representing 12.2% of the outstanding Class 2 Common Stock. The Reporting Person’s ownership includes (1) 8,252,161 shares of Class 1 Common Stock held directly by the Reporting Person, (2) 3,577,466 shares of Class 2 Common Stock held directly by the Reporting Person, (3) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of September 22, 2020, (4) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of September 22, 2020, (5) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which the Reporting Person is the sole member and (6) 76,414 shares of Class 2 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member. Each share of Class 1 Common Stock will convert automatically into one share of Class 2 Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Issuer’s Amended and Restated Certificate of Incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

The percentage in the foregoing paragraph is based on (1) 111,425,828 shares of Class 2 Common Stock that were outstanding as of August 10, 2020, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2020, (2) 8,252,161 shares of Class 1 Common Stock held directly by the Reporting Person, (3) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which the Reporting Person is the sole member, (4) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of September 22, 2020 and (5) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of September 22, 2020.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheet.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheet.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheet.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheet.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth below.

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
09/21/2020	Conversion	117,244	Class 1 Common Stock	$0.00**
09/21/2020	Sale	500,000	Class 2 Common Stock	$5.0096*
09/22/2020	Conversion	500,000	Class 1 Common Stock	$0.00**
09/22/2020	Sale	500,000	Class 2 Common Stock	$5.1342*
09/23/2020	Conversion	500,000	Class 1 Common Stock	$0.00**
09/23/2020	Sale	500,000	Class 2 Common Stock	$4.8866*

* Represents the weighted average sale price.

** Each share of the Issuer’s Class 1 Common Stock is convertible at any time at the option of the Reporting Person into one fully paid and nonassessable shares of the Issuer’s Class 2 Common Stock.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

Not applicable.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit E - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2020	By:	/s/ Brendan Kennedy
Brendan Kennedy

EXHIBIT E

POWER OF ATTORNEY

September 24, 2020

Know all by these presents that the undersigned hereby constitutes and appoints each of Brendan Kennedy and Peter Rivas of Tilray, Inc. (the “Company”) and Alan Hambelton, Julia Stark, Rodrigo Seira and Sandra Dennis of Cooley LLP, signing individually, as the undersigned’s true and lawful attorneys-in fact and agents to:

1. execute for and on behalf of the undersigned with respect to the Company, Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules 13D or 13G or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date first written above.

/s/ Brendan Kennedy
Brendan Kennedy